United States Lime & Minerals, Inc.

5429 LBJ Freeway, Suite 230

Dallas, TX  75240

November 21, 2011

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          United States Lime & Minerals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File No.: 0-04197

Dear Mr. Skinner:

United States Lime & Minerals, Inc. (the “Company”) has the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s second comment letter, dated September 29, 2011.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in its second comment letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1:  Business, page 1

Drilling Activity, page 7

Comment No. 1:  We have reviewed your response to prior comment one and believe that you are required to provide the disclosures of Item 1205(a)(1) and (2) of Regulation S-K.  Please revise future filings accordingly.

Response No. 1:  We acknowledge the Staff’s comment and will provide the disclosures of Item 1205(a)(1) and (2) of Regulation S-K in future filings.

Production Activity, page 8

Comment No. 2:  We have reviewed your response to prior comment two and believe that you are required to provide the disclosures of Item 1208 of Regulation S-K.  Please revise future filings accordingly.

Response No. 2:  We acknowledge the Staff’s comment and will provide the disclosures of Item 1208 of Regulation S-K in future filings.

Item 8:  Financial Statements, page 28

Note 1:  Summary of Significant Accounting Policies, page 35

Note (i):  Property, Plant and Equipment, page 37

Comment No. 3:  We have reviewed your response to prior comment three and we note that you group kilns held at various plants.  To help us better understand the basis for your asset grouping, please identify for us the approximate geographic regions where the majority of the kiln related products were delivered for 2010 for each of your plants that contain kilns.

Response No. 3.  We acknowledge the Staff’s comment.  We have supplementally provided the Staff with a map showing the approximate geographic regions where a majority of the Company’s kiln related products were delivered to customers for 2010 directly from each of the Company’s three plants that contain kilns: the Cleburne, Texas plant (TLC); the Batesville, Arkansas plant (ALC); and the St. Clair (Marble City), Oklahoma plant (St. Clair).  See Map 1.

In addition, as discussed in greater detail in response to Staff Comment Nos. 4 and 6 below, the Company’s three kiln plants also supply quicklime to the Company’s four slurry facilities located in Houston, Texas (one facility) and the Dallas-Ft. Worth Metroplex (three facilities) for processing into lime slurry, and to the Company’s Shreveport, Louisiana facility for delivery to customers, or for processing into hydrated lime or lime slurry.  We have, therefore, supplementally provided the Staff with a second map overlay showing the approximate geographic regions where a majority of the Company’s kiln related products were delivered to customers for 2010 from the Company’s Houston and Dallas-Ft. Worth Metroplex slurry facilities (USL), and from the Company’s Shreveport facility (USLS).  See Map 2 (ovelay).  In each case, the only source of quicklime for the Texas slurry facilities and the Shreveport facility was the Company’s three kiln plants; therefore, the resulting lime slurry delivered to customers by the Texas lime slurry facilities, and the quicklime and resulting hydrated lime and lime slurry delivered to customers by the Shreveport facility, may be viewed as indirect deliveries to customers of kiln related products from the Company’s three kiln plants (although, given the fungibility of the Company’s high-purity quicklime, it is not possible to identify precisely the quicklime provided by a particular kiln plant that was delivered by the Company’s Shreveport facility or processed into hydrated lime or lime slurry and delivered by the Company’s Texas slurry or Shreveport facilities to any given customer).

Maps 1 and 2 have been provided separately to the Staff via Federal Express.  The Company has requested Confidential Treatment for the Maps and also requested that they be returned to the Company when the Staff’s review is completed.

Comment No. 4:  In addition, it is not clear how you view your remaining plants and facilities as it relates to the lowest level of identifiable cash flows that is largely independent of the cash flows of other assets and liabilities.  Please identify for us the lowest level asset groupings for the remainder of your lime and limestone operations and briefly address the factors you considered in your determination, including the fact that your products are transported to customers generally within a radius of 400 miles of each of your plants.  For example, please address which, if any, of your plants/facilities represent a lowest level asset group, which contain multiple lowest level assets groups, and which are aggregated to form a lowest level asset group.

Response No. 4.  We acknowledge the Staff’s comment.

The remainder of the Company’s Lime and Limestone Operations are lime slurry facilities located in Houston and the Dallas-Ft. Worth Metroplex, a lime hydrating, lime slurrying and quicklime distribution facility located in Shreveport, Louisiana, and two high-purity ground calcium carbonate/PLS plants located in a contiguous state, Colorado.  It should be noted that all three of the Company’s kiln plants also operate ground calcium carbonate/PLS facilities.

As discussed further in response to Staff Comment Nos. 3 and 6, the Texas lime slurry facilities and the Shreveport facility function exclusively as processing and distribution support facilities for kiln related products based on quicklime produced from the three kiln plants in order to better meet the needs of our customers.  Delivery times and customer service are improved by having the products in closer proximity to the Company’s customers.  As shown on Map 2, these support facilities deliver products within the service areas (generally a 400-mile radius) of each of the plants containing kilns.

These support facilities receive all of their product for further processing and/or distribution from the three kiln plants and thus are totally dependent on the cash flows of the plants that contain kilns. Therefore, the Texas lime slurry and Shreveport facilities are not “largely independent of the cash flows of other assets and liabilities” and are grouped with the plants that contain kilns to form a lowest level asset group.

The two Colorado plants process high-purity limestone from the Monarch Pass Quarry in Colorado into ground calcium carbonate/PLS.  As the Colorado plants are largely independent of the cash flows of other assets and liabilities, they are a separate asset group. The Colorado plants represented a very small (approximately 2.0% to 2.5% of revenues, gross profit and property, plant and equipment) part of the Company’s overall Lime and Limestone Operations for 2010.

Comment No. 5:  Please confirm that you will review all pertinent facts and circumstances related to future idling of kilns as it relates to FASB ASC 360-10-35-21.  An anticipated idling of a significant duration due to a market slowdown could be an event or change in circumstances that indicates a carrying amount may not be recoverable.

Response No. 5.  We acknowledge the Staff’s comment and will review all pertinent facts and circumstances related to any future idling of kilns as it relates to FASB ASC 360-10-35-21.

Note 9:  Business Segments, page 48

Comment No. 6:  We have reviewed your response to prior comment four.  To help us better understand how your operations relate to your segment presentation under ASC 280-10, please provide us a copy of the financial reports and any presentations utilized by your chief operating decision maker to assess fiscal 2010 operating results of your segments.

Response No. 6.  We acknowledge the Staff’s comment.

The Company has two operating segments:  Lime and Limestone Operations and Natural Gas Interests.  The Staff has requested that the Company provide it with copies of financial reports and any presentations used by the Company’s chief operating decision maker to assess the fiscal 2010 operating results of the Company’s segments in order to consider whether the Company’s Lime and Limestone Operations operating segment might consist of more than one operating segment.  In particular, the Staff’s request appears to be focused on whether one or more of the Company’s Lime and Limestone Operations’ plants that contain kilns — Cleburne, Texas, Batesville, Arkansas, and St. Clair (Marble City), Oklahoma — or other facilities that support those plants constitutes a separate operating segment.

We have supplementally provided the Staff with copies of financial reports and other presentations prepared for and used by the Company’s chief operating decision maker to assess the fiscal 2010 operating results of the Company’s segments.  Those reports and presentations are as follows:

1.             Consolidated Statements of Income (in draft form)

2.             MD&A Analysis

3.             Consolidating Income Statement

4.             Slides for 2010 Yearend Meeting

See Exhibit entitled “Response to Comment No. 6.”

Copies of each of these reports and presentations included in the Exhibit entitled “Response to Comment No. 6” have been provided separately to the Staff via Federal Express.  The Company has requested Confidential Treatment for these documents and also requested that they be returned to the Company when the Staff’s review is completed.

For the reasons discussed below, the Company’s management continues to believe that the Company’s Lime and Limestone Operations constitute a single operating segment.

The Company’s chief operating decision maker assesses the performance of its two operating segments, Lime and Limestone Operations and Natural Gas Interests, primarily based on revenues and gross profit.  An example of presentation slides prepared for the chief operating decision maker and utilized for such assessment are the “Slides for 2010 Yearend Meeting” provided as “Response to Comment No. 6” (labeled 4.1, 4.2 & 4.3).  These slides reflect the Company’s focus on revenues and gross profit for each segment.  This is consistent with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its annual and quarterly reports, which focus on comparing year-to-year changes in revenues and gross profit from each segment.  The Company’s press releases also focus on changes in revenues and gross profit for each segment compared to the prior year.  The Company’s Lime and Limestone Operations is not a large operation or geographically diverse.  Management believes that information regarding revenues and gross profit for each of the Company’s two operating segments provides the best information for users of the Company’s financial statements to better understand its performance, better assess its prospects for future net cash flows, and make more informed judgments about the Company.

As the Staff noted in Comment No. 4, owing to the weight of the product and the high cost of freight, generally lime and limestone plants can economically service customers located only within an approximately 400-mile radius of the plant.

The Company’s three kiln plants are located in contiguous states, relatively close to each other.  The Company’s Texas plant, located in Cleburne, Texas, is only approximately 400 miles from the Company’s Batesville, Arkansas plant and only approximately 275 miles from the Company’s St. Clair, Oklahoma plant.  The Company’s Batesville, Arkansas plant is only approximately 200 miles from St. Clair.  See Map 1.

Each of these three kiln plants produces quicklime and hydrated lime, as well as ground calcium carbonate/PLS, from high-purity limestone.  There is considerable overlap in the service areas served by the three plants, and customers in the overlapping service areas of two or more plants can, and often are, serviced directly from more than one of the plants in order to meet customer demand, reduce shipping costs, control inventories, improve delivery times, and increase economic efficiency.  See Map 1.  Thus, at any one time, and certainly over time, a given customer may receive product from more than one of the Company’s kiln plants, due to factors such as availability of transportation to timely meet customer needs or availability at the time of sufficient quantity of product at a given plant. For example, when one of the Company’s paper manufacturing company customer had an unexpected kiln outage, it required large quantities of quicklime immediately, which the Company then delivered from its various plants and other facilities that had inventory on hand.

In addition, this cluster of kiln plants and their overlapping service areas and interconnected operations are further interconnected by what amounts to two sets of supporting facilities that enable the three plants to better serve the Company’s customers — four lime slurry facilities in Texas, and a distribution, hydrated lime and lime slurry facility in Shreveport, Louisiana.  See Map 2.

The Company’s Cleburne, Texas and Batesville, Arkansas kiln plants supply quicklime to the Company’s lime slurry facilities located in Houston, Texas (one facility approximately 225 miles from the Cleburne, Texas plant and approximately 475 miles from the Batesville, Arkansas plant) for further processing into lime slurry.  The Company’s Cleburne, Texas and St. Clair, Oklahoma plants supply quicklime to the three Dallas-Ft. Worth Metroplex slurry facilities (three facilities averaging approximately 50 miles from the Cleburne, Texas plant and averaging approximately 225 miles from the St. Clair, Oklahoma plant).  This support structure enables the Company to ship quicklime from its three kiln plants to its Texas lime slurry facilities in the urban areas that have the greatest demand for lime slurry (used principally in road and other construction projects), so that the quicklime can be stored, and the water can be added in the slaking process, closer to the customer, thus reducing delivery times and avoiding the Company (or the customer) having to pay freight to ship heavier lime slurry with water.  Similarly, the Company’s Shreveport, Louisiana facility was built with rail access so that the Company could ship quicklime from the Batesville, Arkansas plant (approximately 250 miles from the Shreveport facility) and, after its acquisition, from the St. Clair, Oklahoma plant (approximately 225 miles from the Shreveport facility) to a location closer to Louisiana, Mississippi and East Texas customers, with the storage and processing capabilities to better service customers in these areas.  Finally, the Company has also shipped quicklime from the Shreveport facility to the Houston slurry facility (approximately 225 miles) when the need arose.

As noted above, the high-purity limestone quarried or mined at each of the Cleburne, Texas, Batesville, Arkansas, and St. Clair, Oklahoma kiln plants is used to produce ground calcium carbonate/PLS or quicklime, both of which can be delivered by the plants directly to customers.  Quicklime can also be used by the plants to produce hydrated lime delivered directly to customers or shipped to one of the Company’s Texas slurry facilities to produce lime slurry, or shipped to the Company’s Shreveport, Louisiana facility to be delivered to customers or used to produce hydrated lime or lime slurry.  Thus, given the fact that all three kiln plants use the same high-purity limestone and produce the same ground calcium carbonate/PLS and quicklime, and the geographic proximity of all of the Company’s plants and facilities, almost all of the Company’s Lime and Limestone Operations customers can be serviced from multiple Company sites.

In addition, a given type of customer can purchase one or more types of Company products to meet its needs depending on the customer’s handling and processing equipment and the customer’s storage and delivery capabilities. This is discussed in greater detail in the Response to Comment No. 7 below.

Given this operational interconnectedness, management operates the Company’s overall Lime and Limestone Operations as a single operating segment.  Many operating decisions are made centrally, including production, major maintenance, human resources, permitting, environmental, health and safety, and financing decisions.  Significant purchasing decisions are made centrally, including with respect to the Company’s single largest input — energy (coal, coke and natural gas).  All marketing, sales, credit, and pricing decisions are made centrally. All decisions regarding property and casualty insurance, employee insurance and benefits, union negotiations and taxes are made centrally.

All capital investment decisions regarding the Company’s overall Lime and Limestone Operations are approved centrally.  This is true regardless of whether the investment is to be in fixed assets at a given plant or facility, or in large mobile or moveable equipment, lab equipment and certain inventory parts that are shared, and moved, among sites depending on their needs.

Moreover, resources are not allocated based on the relative profitability of a given plant or facility within the Company’s Lime and Limestone Operations, but rather on overall Company projection of current and future customer demand, relative shipping costs (which impact greatly the prices paid by customers), operating capacity, delivery times, and economic efficiency.  Management’s capital decisions are, therefore, dictated by the need to modernize and expand facilities to meet customer demand, reduce shipping costs, improve delivery times and increase economic efficiency, while continuing to adhere to all permitting, environmental, and health and safety requirements of federal, state, and local regulatory authorities.

In fact, government regulation, which is extensive and fairly uniform for all of the Company’s Lime and Limestone Operations plants and facilities, but impacts a given site differently depending on its location, age, history, size, and output, may be the single biggest factor that will dictate where management decides to invest further capital within the service area for the Company’s overall Lime and Limestone Operations.  For example, the Company modernized and expanded the Cleburne, Texas plant from 1997 to 1998, and the Batesville, Arkansas plant from 1999 to 2006.  The Company acquired the St. Clair, Oklahoma plant in 2005, with the intention of modernizing and expanding the plant as the Company had done in Texas and Arkansas.  In fact, given the Company’s recent capital projects at the Cleburne, Texas and Batesville, Arkansas plants, and the permitting and environmental constraints of further expanding those plants at this time (especially in Texas), the Company is planning, subject to permitting and future economic outlook, modernization and expansion of the St. Clair, Oklahoma plant, even though St. Clair had the lowest gross profit margins of any of the three kiln plants in 2010, as discussed below.

Thus, the Company’s chief operating decision maker does not consider the absolute profitability of a given Lime and Limestone Operations plant or facility, or the relative profitability of one plant or facility versus that of another.  The Company does not pay bonuses to managers or salesmen based on any absolute or relative measure of plant or facility profitability, it does not seek to incentivize any plant or facility managers or salesmen based on such absolute or relative profitability, and it does not make resource allocations based on any such absolute or relative measures of profitablility.

The Lime and Limestone Operations operating data rolled up in the Consolidating Income Statement are generated by the Company’s accounting and reporting system.  This approach, based on separately incorporated subsidiaries, has historic roots at the Company and serves different purposes than assessing the performance of, and allocating resources to, any distinguishable operating subparts of the Company’s overall Lime and Limestone Operations.

In some cases (the St. Clair, Oklahoma plant and the Colorado plants), the Company simply acquired the corporations holding those assets and kept them in separate corporate form.  In other cases, the Company created a new corporate subsidiary (Shreveport, Louisiana facility and the Houston slurry facility), or added new acquisitions to an existing subsidiary (three Dallas-Ft. Worth Metroplex lime slurry facilities added to the subsidiary then holding the Houston slurry facility).

The Company maintains these separate subsidiaries in order to help manage its risk exposure, to facilitate its permitting and regulatory compliance processes (permits are issued and held at the subsidiary level), and to prepare various state and other franchise, property, and income tax returns.  The subsidiary-specific data rolled up in the Consolidating Income Statement are also useful to track specific costs of production for the overall Lime and Limestone Operations (especially, energy), and to provide data for other purposes when needed, such as analyzing costs when engaging in collective bargaining negotiations with the unions that represent production workers at the subsidiaries that hold the Cleburne, Texas and Batesville, Arkansas plants.

In addition, in light of the Staff’s reference to the possibility of aggregation in Comment No. 4 of the Staff’s first comment letter, dated August 2, 2011, should one or more of the Cleburne, Texas, Batesville, Arkansas, or St. Clair, Oklahoma kiln plants or other supporting facilities be viewed as possibly constituting separate operating segments, management believes that any such operating segments would be aggregated to constitute a single Lime and Limestone Operations reporting segment. As aggregation analysis makes clear, treating the Lime and Limestone Operations as a single reporting segment provides investors and other users of the Company’s financial statements with all necessary and useful information about the Company’s Lime and Limestone Operations.

The diagram for indentifying reportable operating segments in ASC 280-10-55-26 states that the second step after identifying operating segments based on management reporting systems is to determine if those operating segments meet all of the aggregation criteria.  All of the Company’s lime and limestone plants and facilities meet the aggregation criteria of ASC 280-10-50-11, so that, if any of the plants or facilities were deemed to be separate operating segments, the Company would aggregate them into a single Lime and Limestone Operations reporting segment.

The Company’s Lime and Limestone Operations plants and facilities have similar economic characteristics, can be expected to have similar long-term performance, and meet the other tests for aggregation.  For example, they all have similar sales trends since they all sell the same types of products to similar, or the same, customers, and delivery to most customers may be made from two or more of the plants and facilities.  In addition, all of the plants and facilities can be expected to have similar long-term gross profit margins.  Gross profit margins for the Texas lime slurry and the Shreveport support facilities are dependent upon the transfer price charged for the kiln related product (quicklime) that they receive from the plants that contain kilns, which is at the Company’s sole discretion.  Although the gross profit margin at the St. Clair, Oklahoma plant has lagged somewhat, such differential is due to the relative age and inefficiency of the kilns at St. Clair and, in 2010, to non-recurring expenses and reduced ground calcium carbonate/PLS output associated with a fatal accident at the plant.  Conversely, the Company’s Arkansas plant’s gross profit margin improved somewhat in 2010 due to the larger amount of ground calcium carbonate/PLS delivered from Arkansas while the St. Clair plant was down.  Once again, this demonstrates the interconnectedness of the Company’s kiln plants and their support facilities as part of the Company’s overall Lime and Limestone Operations.  Finally, when the Company expands and modernizes the St. Clair plant (and future periods are not burdened by further accident-related expenses and downtime), the St. Clair plant should have a gross profit margin similar to that of the Cleburne, Texas and Batesville, Arkansas plants.

As stated in ASC 280-10-55-7C, “[e]valuating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”  Management believes that, for the Company’s Lime and Limestone Operations, “similar economic characteristics” would focus on the fact that all of the plants and facilities produce and sell the same products to the same or similar customers in the same general geographic area, are interconnected in their operations, and are similarly impacted by economic factors (e.g., general economic conditions, consumer spending, housing markets, etc.), and thus “can be expected to have essentially the same future prospects” (ASC 280-10-55-7A).

The Company’s Lime and Limestone Operations plants and facilities are also similar in all of the following areas:

a.                                       The nature of the products and services: All plants and facilities produce and sell products derived from high-purity limestone that are used for the same or similar purposes.

b.                                      The nature of the production processes:  All plants and facilities sell lime and limestone products produced from high-purity limestone that is processed to create ground calcium carbonate/PLS, or used to feed the plants’ kilns to produce quicklime.  Quicklime can be sold without further processing or, depending on customer requirements, water can be added to make hydrated lime or lime slurry.  All of the Company’s production processes are interconnected between and among two or more of its plants and facilities.

c.                                       The type or class of customer:  All plants and facilities sell to similar, or in several cases, the same customers.  For example, all of the plants and facilities sell to highway, street and parking lot contractors and, in varying degrees, to steel producers, municipal sanitation and water treatment facilities, oil and gas services companies, paper manufacturers, utility plants, roof shingle manufacturers and poultry and cattle feed producers.

d.                                      The methods used to distribute the product:  All marketing, sales, credit and pricing decisions are made centrally, and all customers can be serviced from at least two of the plants and facilities.

e.                                       The nature of the regulatory environment:  All of the plants and facilities are subject to the same stringent federal, state, and local regulations, including permitting and environmental and health and safety regulations.

Comment No. 7:  We have reviewed your response to prior comment five.  Based on the information provided on page one of your Form 10-K regarding your different products and on your website regarding your different products and markets served, particularly the different primary uses for some of your products, it appears that further disclosure regarding the revenues attributable to your different products is required.  Please provide us with additional detail analyzing the similarities and dissimilarities of your products, including approximate pricing, costs, and sales volumes by product and market, to support your presentation.  Alternatively, please provide us with sample disclosure showing revenue attributable to your products in accordance with FASB ASC 280-10-50-40.

Response No. 7.  We acknowledge the Staff’s comment.  The Exhibit entitled “Response to Comment No. 7” sets forth a table that reflects the Company’s total revenues for 2010 by product, after intercompany eliminations, and freight revenues.  It also includes approximate pricing, costs, and sales volumes for the Company’s lime and limestone products and natural gas.

As to the similarities and dissimilarities of the products produced and sold by the Company’s Lime and Limestone Operations, each of the lime and limestone products is the product of various value-added production processes applied to the Company’s high-purity limestone.  Raw high-purity limestone is heated at 400°F and sized to make ground calcium carbonate/PLC, or heated at 1800°F and sized to make quicklime.  Hydrated lime is produced by reacting quicklime with water in a controlled process.  Lime slurry is created by mixing water with quicklime in a slaker.  The Exhibit entitled “Response to Comment No. 7” includes a Product Processing Flow Chart showing the production process for the Company’s Lime and Limestone Operations to assist the Staff in understanding the Company’s production process.

The Exhibit entitled “Response to Comment No. 7” has been provided separately to the Staff via Federal Express.  The Company has requested Confidential Treatment for these documents and also requested that they be returned to the Company when the Staff’s review is completed.

The primary markets for the Company’s quicklime, hydrated lime, lime slurry, and to a lesser extent ground calcium carbonate/PLS, are similar.  As noted on the Company’s website and in its Form 10-K, quicklime, hydrated lime and lime slurry may all be used for soil stabilization, municipal water treatment, flue gas desulfurization (quicklime and hydrated lime), as an additive to asphalt paving and other industrial applications.  Ground calcium carbonate/PLS also has many uses, including uses similar to those for quicklime, hydrated lime and lime slurry addressed in the previous sentence, such as an additive to asphalt paving, soil enhancement and flue gas desulfarization.

Which lime or limestone product a particular customer chooses to purchase from the Company at a given point in time is dependent upon, among other things, delivery distance, handling and processing equipment utilized by the customer, and the customer’s delivery and storage capabilities.  As an example, one of the Company’s construction customers had been purchasing a large quantity of lime slurry.  Later, the customer placed slakers that mix quicklime with water to make slurry at the worksite, and began to, and continues to, purchase large quantities of quicklime from the Company.  The customer’s end use of both Company products was the same: soil stabilization.

As another example, utility and other industrial companies may utilize any of ground calcium carbonate/PLS, quicklime, or hydrated lime for flue gas desulfurization.  Such users are more likely to use ground calcium carbonate/PLS if they are closer to the source, and quicklime or hydrated lime if they are further away from the source.  This is because flue gas desulfurization processes using ground calcium carbonate/PLS require more product than is required for those using quicklime or hydrated lime, and freight costs can make ground calcium carbonate/PLS more expensive to the customer, depending on the distance from the source, even though, absent such freight charges, the price per ton is less.

The Company therefore considers all of its lime and limestone products to be a “group of similar products” within the meaning of ASC 280-10-50-40 as they are used for similar purposes and have similar gross margins, and does not believe that disclosures of revenues from external customers for each type of product during a given period is required or would provide useful information to investors.

*      *      *

Please direct any questions or additional comments regarding this letter to me at (972) 991-8400.  Thank you.

Sincerely,

/s/ M. Michael Owens
M. Michael Owens
Vice President and Chief Financial Officer

cc:	Michael Fay
Kim Calder